Exhibit 3.1

THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE TRANSFERRED UNTIL (i) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) SHALL HAVE BECOME EFFECTIVE WITH RESPECT THERETO OR (ii) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER NOR IS IN VIOLATION OF ANY APPLICABLE STATE SECURITIES LAWS.

CNS Pharmaceuticals Inc.

10% UNSECURED CONVERTIBLE PROMISSORY NOTE

$____________________2017

FOR VALUE RECEIVED, CNS Pharmaceuticals Inc., a Nevada corporation (the “Company”), promises to pay to the order of ______________ (the “Payee” or the “Holder”) or registered assigns, on the earlier of: (i) _____________, 2018, or (ii) a completion by the Company of a Qualified Offering (as defined below), unless accelerated due to the occurrence of an Event of Default (the earlier of such dates is referred to as the “Maturity Date”), the principal amount of Dollars ($ ___________) (the “Principal Amount”) and interest on the Principal Amount (as set forth in Section 3), in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest on this Note shall accrue on the Principal Amount outstanding from time to time at a rate per annum computed in accordance with Section 3 hereof.

1.       Qualified Offering. A “Qualified Offering” means the completion of the initial public offering of the Company’s securities pursuant to which the Company’s securities become registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

2.       Automatic Conversion Upon a Qualified Offering.

A.       Subject to Section 2.B. below, if a Qualified Offering is completed, without further action from the Holder, on the closing date of the Qualified Offering, 100% of the Principal Amount of this Note and all accrued and unpaid interest shall be converted into Company common stock (the “Common Stock”) at a conversion price equal to $ ____________ per share (the “Conversion Price”), which price shall be proportionately adjusted for stock splits, stock dividends or similar events. Upon conversion, the Common Stock deliverable hereunder shall be issued within four (4) business days of the conversion date.

B.       Notwithstanding anything to the contrary contained in this Note, this Note shall not be convertible into Common Stock to the extent (but only to the extent) that the Holder or any of its affiliates would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Common Stock. To the extent the conversion provisions of Section 2.A. would be limited by this Section 2.B, the portion of this Note not converted as of the date of the Qualified Offering shall be converted into Common Stock at a later date or dates, provided that at such later date or dates the limitation in Section 2.B would no longer apply to the Holder because such Holder would no longer own in excess of the Maximum Percentage. During any period of time after the completion of a Qualified Offering, but prior to the time Holder would be permitted to receive Common Stock pursuant to the conversion provisions of this Note: (i) the Maturity Date of the Note shall be automatically extended until such date as the Note is fully converted, and during such period the Company shall not be permitted to repay the Note in cash; (ii) the Note shall continue to accrue interest as set forth in Section 3 below; and (iii) the Company shall no longer be required to comply with the covenants set forth in Section 4.B. below. For the purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not amend or waive this paragraph without the consent of holders of a majority of its Common Stock.

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3.       Base Interest Rate; Payment of Interest. The outstanding Principal Amount shall bear interest at the rate of 10.0% per annum. Interest shall be based on a 365 day year. Subject to the provisions of Section 2.B. above, accrued interest will be due and payable on the Maturity Date unless converted in Common Stock upon a Qualified Offering.

4.       Covenants of Company

A.       Affirmative Covenants. The Company covenants and agrees that, so long as this Note shall be outstanding, it will perform the obligations set forth in this Section 4.A.:

(i)       Maintenance of Existence. The Company will do or cause to be done all things reasonably necessary to preserve and keep in full force and effect its corporate existence, rights and franchises and comply with all laws applicable to the Company, except where the failure to comply would not have a material adverse effect on the Company.

B.       Negative Covenants. The Company covenants and agrees that, until the earlier of a Qualified Offering or until this Note shall no longer be outstanding, it will perform the obligations set forth in this Section 4.B.; provided that any of the following provisions may be waived for all Outstanding Notes (as defined below) by a majority of the debt holders (defined by principle balance):

(i)       No Low Priced Financings. Without the approval by a majority of the debt holders, the Company will not issue any shares of its Common Stock or Common Stock equivalents at a price per share that is less than $1.50 (which price shall be proportionately adjusted for stock splits, stock dividends or similar events), except for 1,700,000 options or stock granted to board members or key employees, as well as any issuances made in connection with any licensing agreements or issuances made in connection with a collaboration agreement between the Company and Reata Pharmaceuticals, Inc. (or any affiliates of Reata Pharmaceuticals, Inc.).

(ii)      Issuance of Additional Shares. As of the date prior to the Qualified Offering, the Company and Holder agree that, except as set forth in the following sentence, the Company will not have greater than 10,200,000 shares of Common Stock outstanding, excluding any shares of Common Stock underlying this Note and certain additional convertible notes (the “Outstanding Notes”) (including any shares of Common Stock underlying the warrants issued with the Outstanding Notes and the accrued interest that is also convertible into Common Stock), which in the aggregate will convert into approximately 5,270,000 shares of Common Stock (broken down as approximately 4,060,000 related to convertible notes and 1,210,000 related to the underlying warrants) (plus shares related to the conversion of accrued interest), and excluding options to purchase up to 1,700,000 shares of Common Stock that may be issued without further approval or any issuances made in connection with any licensing agreements or issuances made in connection with a collaboration agreement between the Company and Reata Pharmaceuticals, Inc. (or any affiliates of Reata Pharmaceuticals, Inc.). For the avoidance of doubt, there shall be no prohibition on the Company issuing Common Stock or Common Stock equivalents in the Qualified Offering, including securities issuable to the underwriter or placement agent in the Qualified Offering. Notwithstanding the foregoing, prior to the Qualified Offering, the Company may sell for cash consideration additional shares of its Common Stock or Common Stock equivalents (the “Offered Securities”) provided that (A) the purchase price per share of the Offered Securities is at least $1.50 per share, and (B) unless prohibited by law, prior to making any such sale of the Offered Securities the Company provides the holders of the Outstanding Notes (the “ROFR Holders”) the right of first refusal, on a pro rata basis based on the principal amount of the Outstanding Notes held by the ROFR Holders, to purchase the Offered Securities on identical terms as the proposed sale. In such event, the Company shall provide a written term sheet setting forth the terms of the Offered Securities and the ROFR Holders shall have five business days to accept the terms of the Offered Securities and an additional five business days to complete the purchase of the Offered Securities. After this period, if any Offered Securities remain unpurchased, the Company shall be permitted to complete the sale of the Offered Securities to any party for a period of 30 days.

5.       Events of Default

A.       The term “Event of Default” shall mean any of the events set forth in this Section 5.A.:

(i)      Non-Payment of Obligations. The Company shall default in the payment of the Principal Amount or accrued interest of this Note as and when the same shall become due and payable, whether by acceleration or otherwise.

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(ii)     Non-Performance of Affirmative Covenants. The Company shall materially default in the due observance or performance of any covenant set forth in Section 4.A.

(iii)    Non-Performance of Negative Covenants. The Company shall materially default in the due observance or performance of any covenant set forth in Section 4.B.

(iv)    Bankruptcy, Insolvency, etc. The Company shall:

(a)       apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Company, or make a general assignment for the benefit of creditors; or

(b)       permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Company, and, if such case or proceeding is not commenced by the Company or converted to a voluntary case, such case or proceeding shall be consented to or acquiesced in by the Company or shall result in the entry of an order for relief.

B.       Action if Bankruptcy. If any Event of Default described in clause (iv) of Section 5.A. shall occur, the outstanding Principal Amount of this Note and all other obligations hereunder shall automatically be and become immediately due and payable, without notice or demand.

C.       Action if Other Event of Default. Upon the occurrence of an Event of Default that goes uncured for more than 10 days after written notice thereof by Holder to the Company (other than any Event of Default described in clause (iv) of Section 5.A.) the entire outstanding principal of the Note together with the interest accrued thereon shall be immediately due and payable. The Company hereby waives any and all notices including notice of breach, notice of default, notice of intent to accelerate, notice of acceleration or any other demand or presentment that may be required.

6.       Miscellaneous.

A.       Parties in Interest. All covenants, agreements and undertakings in this Note binding upon the Company or the Payee shall bind and inure to the benefit of the successors and permitted assigns of the Company and the Payee, respectively, whether so expressed or not.

B.       Governing Law. This Note shall be governed by the laws of the State of Texas as applied to contracts entered into and to be performed entirely within the State of Texas. Any action arising out of this Note shall be brought exclusively in a court of competent jurisdiction in Harris County, Texas, and the Company and the Holder (by accepting this Note) hereby irrevocably waive any objections they may have to venue in Harris County, Texas.

C.       Arbitration. Any dispute, claim or controversy arising out of or relating to this Note or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in Houston, Texas before a single arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures (“Rules”) and in accordance with the Expedited Procedures in those Rules, including Rules 16.1 and 16.2 of those Rules. Judgment on the Award (as defined in the Rules) may be entered in any court having jurisdiction. The Company and Holder shall each select one independent arbitrator expert in the subject matter of the dispute (the arbitrators so selected shall be referred to herein as “Company’s Arbitrator” and “Holder’s Arbitrator,” respectively). In the event that either such party fails to select an independent arbitrator as set forth herein within 20 days from delivery of a notice of arbitration, then the matter shall be resolved by the arbitrator selected by the other party. Company’s Arbitrator and Holder’s Arbitrator shall select a third independent arbitrator expert in the subject matter of the dispute, and the three arbitrators so selected shall resolve the matter according to the procedures set forth in this section. If Company’s Arbitrator and Holder’s Arbitrator are unable to agree on a third arbitrator within 20 days after their selection, Company’s Arbitrator and Holder’s Arbitrator shall each prepare a list of three independent arbitrators. Company’s Arbitrator and Holder’s Arbitrator shall each have the opportunity to designate as objectionable and eliminate one arbitrator from the other arbitrator’s list within seven days after submission thereof, and the third arbitrator shall then be selected by lot from the arbitrators remaining on the lists submitted by Company’s Arbitrator and Holder’s Arbitrator. The parties shall maintain the confidential nature of the arbitration proceeding and the Award, including the hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an Award or its enforcement, or unless otherwise required by law or judicial decision. The parties acknowledge that this Note evidences a transaction involving interstate commerce. Notwithstanding the provision in the preceding section with respect to applicable substantive law, any arbitration conducted pursuant to the terms of this Note shall be governed by the Federal Arbitration Act.

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D.       Notice. All notices shall be in writing, and shall be deemed given when actually delivered to a party at its address set forth herein personally, by a reputable overnight messenger.

E.       No Waiver. No delay in exercising any right hereunder shall be deemed a waiver thereof, and no waiver shall be deemed to have any application to any future default or exercise of rights hereunder.

IN WITNESS WHEREOF, this Note has been executed and delivered on the date specified above by the duly authorized representative of the Company.

CNS Pharmaceuticals Inc.

By:________________________________
John Climaco, Chief Executive Officer